Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE FILES TECHNICAL REPORT FOR THE LARONDE COMPLEX

Toronto (March 24, 2023) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle" or the "Company") today announced that it has filed an updated Technical Report for the LaRonde Complex in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The technical report is available on SEDAR (www.sedar.com) and on the Company's website (www.agnicoeagle.com).

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

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